Contact

www.linkedin.com/in/
meiravazoulay (LinkedIn)

Top Skills

Solar Energy
Renewable Energy
Research Skills

Languages

English (Native or Bilingual)
Hebrew (Native or Bilingual)
French
Italian

Meirav Azoulay

Specialty Finance/Fintech Investment Executive / Investment Advisor
New York, New York, United States

Summary

I am an experienced specialty finance and fintech investment
executive with demonstrated success in mergers and acquisitions,
origination, execution, capital raise, financial and operational
analysis, underwriting, negotiating documents, managing and
leading different teams. I have sold multiple companies and raised
over $60 billion globally.

My unique mix of interpersonal and analytical skills has enabled me
to cultivate strong relationships with clients' senior management
teams generating significant deal flow.

I have always enjoyed traveling for business and pleasure and I have
always made time for a workout wherever I am. But, I love coming
back home to my cats.

Specialties: Corporate Development, Investment Banking,
Leveraged Finance, and Restructuring

Experience

Hudson Sustainable Group
Managing Director
2024 - Present (less than a year)
New York, New York, United States

M.A. Advisory Services LLC
Managing Director, Specialty Finance and Financial Technology Groups
2024 - Present (less than a year)
New York City Metropolitan Area

Provide strategic advice to C-suite executives and leadership of specialty
finance and financial technology companies

Neighborhood Sun
Board Member

2024 - Present (less than a year)
Silver Spring, Maryland, United States

Piper Sandler
Director, Specialty Finance and Financial Technology Groups
2013 - 2023 (10 years)
New York City Metropolitan Area

Cultivated relationships with clients' senior management teams generating substantial deal flow

• Sold multiple companies raising over $35 billion of capital

• Structured a variety of loan flow programs for consumer and commercial finance platforms raising over $10 billion of capital

•.   Raised senior bonds and equity for different technology enabled finance platforms

• Originated and pitched M&A assignments, equity and debt raises, and loan flow programs

• Managed teams on multiple steps of the transaction: deal origination, due diligence, drafting marketing materials, negotiating and analyzing legal documents, and syndication to investors

Sandler O'Neill + Partners, L.P.
Director, Specialty Finance and Financial Technology Groups
2013 - December 2019 (6 years)
Greater New York City Area

Specialty Finance and Financial Technology Investment Banking

Deutsche Bank
Vice President, Leveraged Finance and Financial Technology Groups
2007 - 2012 (5 years)
New York, New York, United States

Led the deal execution process for high yield bond issuance, ABL issuance, leveraged loans issuance and amendments

• Executed over 20 deals and raised funding of over $25 billion; structured leveraged portfolios of over $10.6 billion that were sold to different financial sponsors

• Cultivated relationships with clients' senior management teams generating deal flow and fees of over $5 million per year

• Won a cross-selling award for successfully structuring foreign exchange hedging

• Relocated to the UK to lead the €5 billion restructuring of Actavis (2010-2011)

Merrill Lynch
Associate, Industrials and Financial Sponsors Groups
2005 - 2007 (2 years)

Managed all aspects of origination and execution of leveraged finance transactions including target screening, due-diligence, and drafting offering memoranda, road show presentations, and ratings agency presentations
• Created LBO and merger models that were selected as the group's templates

JPMorgan
Associate, Financial Institutions Group
2004 - 2005 (1 year)

Developed valuation, positioning, industry, and business analyses for a $100 million IPO candidate

Education

Wharton
MBA, Finance & Operation

Tel Aviv University
Bachelor of Arts (B.A.), Economics